Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                                    ********


AmeriSource                      Bergen Brunswig Corporation
[GRAPHIC OMITTED]                [GRAPHIC OMITTED]


Contact:   Michael N. Kilpatric               Donna Dolan
           610/727-7118                       714/385-4226
           mkilpatric@amerisource.com         donna.dolan@bergenbrunswig.com
           --------------------------         ------------------------------


FOR IMMEDIATE RELEASE

                   AMERISOURCE AND BERGEN BRUNSWIG TO COMBINE,
               CREATING A $35 BILLION HEALTHCARE SERVICES COMPANY

                 -- Merger of Equals to Deliver Expanded Growth,
     Enhanced Customer Offerings and Synergies Of More Than $125 Million --

     VALLEY FORGE, PA, and ORANGE, CA, March 19, 2001 - AmeriSource Health Corporation (NYSE:AAS) and Bergen Brunswig Corporation (NYSE: BBC) today announced that the two companies have agreed to combine in a $7 billion merger of equals.

     The stock-for-stock transaction will create a new company, called AmeriSource-Bergen Corporation, with approximately $35 billion in annual operating revenue. As a combined company, AmeriSource-Bergen expects to generate enhanced growth, achieve annual operating synergies of more than $125 million by the end of the third year and produce substantial benefits for customers and employees. The new company will have its headquarters in Valley Forge, Pennsylvania, and its west coast management center will be located in Orange, CA.

     Under the terms of the agreement, which has been unanimously approved by both Boards of Directors, each share of Bergen Brunswig common stock will be converted into 0.37 share of AmeriSource-Bergen common stock while each share of AmeriSource common stock will be converted into one share of AmeriSource-Bergen common stock. The transaction will be tax free to shareholders of both companies. The new company will have approximately 103 million shares outstanding, with current AmeriSource shareholders owning approximately 51% of the combined company and current Bergen Brunswig shareholders owning about 49%. Based on closing stock prices on March 16, 2001, the new company will have a pro forma market capitalization of approximately $5 billion and approximately $2 billion of debt. The transaction is expected to be accounted for as a purchase transaction under new guidelines for business combinations proposed by the Financial Accounting Standards Board (FASB).

     Upon closing, under the proposed FASB purchase accounting rules, the transaction is expected to be non-dilutive, before synergies and special items. The combination is expected to close during the summer of 2001. The transaction is subject to Hart-Scott-Rodino review, approval by shareholders of AmeriSource and Bergen Brunswig, confirmation of the new FASB purchase accounting rules, and other customary closing conditions.

Strategic Rationale

     "Bringing together AmeriSource and Bergen makes great sense strategically, financially, operationally and culturally. Our two companies have significant complementary strengths that will allow us to deliver enhanced benefits for shareholders, customers, suppliers and employees," said Robert E. Martini, Chairman and Chief Executive Officer of Bergen Brunswig, who will become Chairman of the new company. "This is a combination of equals. But more than that, both companies understand the pharmaceutical distribution business and have corporate cultures that are admired for their focus on quality, efficiency and customer satisfaction.

     "We also feel that PharMerica's long-term-care pharmacies and its workers' compensation business as well as ASD's specialty healthcare offerings of oncology, vaccines and biotech products, which are a part of Bergen's portfolio of businesses, will enhance AmeriSource-Bergen's position in healthcare services by providing greater depth of product offerings."

     R. David Yost, Chairman and Chief Executive Officer of AmeriSource, who will become Chief Executive Officer and President of AmeriSource-Bergen, said, "As independent companies, AmeriSource and Bergen each have tremendous strengths and excellent growth opportunities. Together, we will have an enhanced ability to grow and create new offerings and innovative programs to further meet our customers' growth needs. This is a true combination of equals and our approach to the integration will be to select the best people, programs and operations from each company. With the synergy of our complementary programs and resources, this combination benefits the customers of both companies. In addition, it enhances our confidence that we can sustain a long-term earnings per share growth rate of 20 percent and continue to create significant shareholder value."

     AmeriSource and Bergen match up well in geography and customer groups. While both companies operate nationally, AmeriSource has a larger presence in the Eastern U.S., and Bergen's distribution business has a larger presence in the West. The companies have complementary independent retail pharmacy programs. Both companies supply health systems customers which will benefit from the addition of Bergen's alternate site business. Also, AmeriSource's American Health Packaging unit will provide added benefits to Bergen's PharMerica and drug distribution operations. Throughout all their operations AmeriSource and Bergen Brunswig share a common culture of providing outstanding service and making customer satisfaction paramount.

Management

     The senior management of AmeriSource-Bergen will also include Kurt J. Hilzinger, the President and Chief Operating Officer of AmeriSource, who will become Executive Vice President and Chief Operating Officer of the combined company, and Neil F. Dimick, Bergen's current Chief Financial Officer, who will become Executive Vice President and Chief Financial Officer of the new Company.

     The new Company structure also includes an Executive Management Committee. Led by CEO Yost, the AmeriSource-Bergen committee will include Hilzinger and Dimick as well as three Senior Vice Presidents. They are Brent R.

Martini, currently President of the drug distribution business at Bergen, who will become President of AmeriSource-Bergen Drug Company; Charles J. Carpenter who will continue as President of PharMerica, now a Bergen subsidiary; and Steven H. Collis, currently President of Bergen's ASD Specialty Healthcare, Inc, who will continue to head the unit under AmeriSource-Bergen.

     The Board of Directors of the new Company will have ten members. In addition to Martini and Yost, there will be a total of eight independent directors, with three each from AmeriSource and Bergen Brunswig. Also, AmeriSource-Bergen will nominate two additional unaffiliated directors.

Synergies

     The companies expect to achieve more than $125 million in annual operating savings by the end of the third year after the transaction closes.

     "Our combination will result in fewer, but larger and more efficient distribution centers, consolidation of our corporate staffs, efficiencies in purchasing, lower-cost financing, and very significantly enhanced customer offerings and programs," said Yost. "Pharmaceutical distribution represents one of the very few segments in healthcare that has met the challenge of reducing costs steadily and consistently over time, and this combination will accelerate that trend. Both companies have previously demonstrated the ability to take costs out of merged operations. The experience of the combined management teams in integrating pharmaceutical distribution businesses gives us confidence that this melding of companies will be smooth and productive, constantly meeting or exceeding customers' expectations for exceptional service."

     Mr. Yost continued, "While achieving operational efficiencies is essential, we also see enhanced growth opportunities by creating new customer programs and expanding our offering of value-added services. These programs, which streamline the supply chain in a way that improves overall efficiency, are beneficial to us as well as to our customers."

     Yost concluded, "Our new company will operate a more effective and efficient healthcare services business, one that will emerge as the leader in our growing industry."

     Under the proposed new business combination accounting guidelines, the companies anticipate that there will be approximately $10 million in annual expenses related to purchase accounting adjustments. These adjustments will be more than offset by the elimination of $23 million per year of goodwill amortization for the combined company.

     AmeriSource was represented by Goldman, Sachs & Co. and Bergen Brunswig was represented by Merrill Lynch & Co.

Webcast Conference Call

     AmeriSource and Bergen will host a conference call this morning at 10:30 a.m. Eastern Standard Time to discuss the merger. The conference call will be simultaneously broadcast live over the Internet. Listeners may access the conference call live and archived over the Internet at http://www.amerisource.com. Please allow 15 minutes prior to the call to visit the sites and download and install any necessary audio software.

     In addition, the companies will host an investor presentation at 1:30 p.m. Eastern Standard Time in New York. The presentation will be broadcast live over the Internet. Listeners may access the presentation live and archived over the Internet at www.amerisource.com. Please allow 15 minutes prior to the start of the presentation to visit the sites and download and install any necessary audio and video software.

About AmeriSource

     AmeriSource Health Corporation, with more than $13 billion in annualized operating revenue, is a leading distributor of pharmaceutical and related healthcare products and services, and the industry's largest provider of pharmaceuticals to acute care/health systems customers. Headquartered in Valley Forge, PA, the Company serves its base of about 15,000 customer accounts through a national network of 22 strategically located drug distribution facilities. For news and additional information about the company, visit its web site at www.amerisource.com.

About Bergen Brunswig

     Bergen Brunswig Corporation, headquartered in Orange County, California, is a leading supplier of pharmaceuticals and specialty healthcare products as well as information management solutions and consulting services. With $22 billion in annualized operating revenues, Bergen's customers include the nation's healthcare providers (hospitals, nursing homes, physicians), drug stores, manufacturers and patients. Through its Drug Company's 30 distribution centers and its other subsidiary companies, Bergen provides product distribution, logistics, pharmacy management programs, and Internet fulfillment strategies designed to reduce costs and improve patient outcomes across the entire healthcare spectrum. Bergen Brunswig press releases are available on the Company's website at www.bergenbrunswig.com.

Forward-Looking Statements

The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                                    ********

                               AmeriSource-Bergen
                                  Corporation

--------------------------------------------------------------------------------

                              A Winning Combination
                                 March 19, 2001

                                                              AmeriSource-Bergen


Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in AmeriSource's and Bergen's filings with the Securities and Exchange Commission, including each of their Annual Reports for fiscal 2000 and their most recent quarterly reports on Form 10-Q. The companies are under no obligation to update or alter the matters discussed in this presentation.

                                Robert E. Martini

--------------------------------------------------------------------------------

                                    Chairman

                         AmeriSource-Bergen Corporation

                                                              AmeriSource-Bergen



Transaction Highlights
--------------------------------------------------------------------------------

                    AmeriSource and Bergen combine to create

                                  a new company

--------------------------------------------------------------------------------

o  $35 billion in pro forma revenues

o  Combined market value of more than $5 billion

o  Non-dilutive before synergies under new purchase accounting

o  Expected annual synergies in excess of $125 million by end of third year

o  Experienced management team

o  Beneficial to customers

                                                              AmeriSource-Bergen


Strategic Rationale
--------------------------------------------------------------------------------

                                 Strategic Fit

                             Significant Synergies

                           Enhanced Customer Service

                            Reduced Healthcare Costs


                                Shareholder Value

                                                              AmeriSource-Bergen


Transaction Overview
--------------------------------------------------------------------------------
o Merger of equals -- 51%/49% ownership

o Stock-for-stock tax-free exchange

o Both firms merge into new company

o New purchase accounting -- proposed rules

o Non-dilutive to EPS before synergies

o Headquarters in Valley Forge, PA; West Coast management center in Orange, CA

                                                              AmeriSource-Bergen

Transaction Economics
--------------------------------------------------------------------------------


o  Each share of Bergen converted into 0.37 share of new company

o  Each share of AmeriSource converted into one share of new company

o  Approximately 103 million shares in
   AmeriSource-Bergen outstanding

o  Expected 2.5(cent)/share quarterly divided

o  Closing summer 2001

                                                              AmeriSource-Bergen

Board Structure
--------------------------------------------------------------------------------

o  10-member Board

o  Chairman Robert Martini

o  CEO and President David Yost

o  Six independent directors:
   3 from AAS and 3 from BBC

o  Two additional new independent directors to be named

                                                              AmeriSource-Bergen

Two Solid Companies
--------------------------------------------------------------------------------

                                Bergen Brunswig
                         ------------------------------

o  3rd largest national pharmaceutical distributor

o  2nd largest long-term care pharmacy provider

o  10,000 employees

o  30 DCs and specialty businesses


                                  AmeriSource
                           --------------------------

o  4th largest national pharmaceutical distributor

o  3,800 employees

o  22 DCs and specialty businesses

                                                              AmeriSource-Bergen

Major Pharmaceutical Distributors(a)
--------------------------------------------------------------------------------

AmeriSource-Bergen      McKesson HBOC     Cardinal (Bindley)      Bergen Brunswig     AmeriSource
------------------      -------------     ------------------      ---------------     -----------
                                ($ in billions)
      $35                    $31                $30                   $22                $13

(a) FY2000 sales based on company filings. Public pharmaceutical distributors with sales greater than $1 billion and excludes chains and other distributors.

                                   David Yost

--------------------------------------------------------------------------------
                       Chief Executive Officer & President
                         AmeriSource-Bergen Corporation

                                                              AmeriSource-Bergen

Leadership
--------------------------------------------------------------------------------

o  Combined management team has extensive industry experience

o  Chairman: Robert Martini

o  CEO and President: David Yost

o  EVP and COO: Kurt Hilzinger

o  EVP and CFO: Neil Dimick

                                                              AmeriSource-Bergen

Merger Benefits
--------------------------------------------------------------------------------

o  Makes two solid companies better

o  Business we both know -- low integration risk

o  Compatible, customer-focused cultures

o  Opportunity to expand offerings to customers

o  Annual operating synergies in excess of $125 million by end of third year

o  Continue to take costs out of healthcare system

                                                              AmeriSource-Bergen

Strategic Fit
--------------------------------------------------------------------------------

   AmeriSource                                   Bergen Brunswig
   -----------                                   ---------------

o  Strong in East                             o  Strong in West

o  Largest hospital provider                  o  Leader in alternate site

o  Strong with independents                   o  Strong with independents

o  Regional chain expertise                   o  Regional/Large chain expertise

o  Commitment to customer service             o  Commitment to customer service

                                                              AmeriSource-Bergen

Superior Customer Service
--------------------------------------------------------------------------------

o  Both companies focused on the customer

o  Highly rated in independent customer surveys

o  Sales forces are industry leaders

                                                              AmeriSource-Bergen

Value-Added Solutions
--------------------------------------------------------------------------------

                 High Service Level, Lower Inventory Investment
                 ----------------------------------------------

           Manufacturer            AmeriSource-Bergen        Provider



o  Co-marketing and market share           o PharMerica
   programs
                                           o ASD Specialty
o  Contract compliance and
   monitoring                              o American Health Packaging

o  Repackaging to economic                 o Pharmacy Healthcare Solutions
   dispensing quantities

                                                              AmeriSource-Bergen

Synergies
--------------------------------------------------------------------------------

o  $125 million in savings by end of third year
   -  Rationalization of distribution network
   -  Consolidation of corporate staffs
   -  Purchasing efficiencies, especially generics

o  Other opportunities for synergies
   -  Working capital savings
   -  Access to lower cost capital

                                                              AmeriSource-Bergen

Distribution Centers
--------------------------------------------------------------------------------

                                     [MAP]

                                                              AmeriSource-Bergen

Technology
--------------------------------------------------------------------------------

o  Information Week Magazine
   -  Top 200 of all Companies in technology use
   -  Top two companies in pharmaceutical distribution

o  iECHO and iBergen order/inventory systems

o  "Autonomics" central processing

o  Central fill

                                                              AmeriSource-Bergen

Path Forward
--------------------------------------------------------------------------------

o  FTC approval

o  Shareholder vote

o  Closing

                                                              AmeriSource-Bergen

A Winning Combination
--------------------------------------------------------------------------------


                                 Strategic Fit

                             Significant Synergies

                           Enhanced Customer Service

                            Reduced Healthcare Costs


                                Shareholder Value



                                                                              20
                                    ********

                             AmeriSource-Bergen
                            Conference Call Script





Leader: Good morning, everyone. We're here to discuss the combination of AmeriSource Health Corporation and Bergen Brunswig Corporation announced earlier this morning. If you have not yet received a copy of the release, please call Morgen-Walke at 212-850-5698.

               With us on this morning's call are Robert E. Martini, Chairman and Chief Executive Officer of Bergen Brunswig and R. David Yost, Chairman and Chief Executive Officer of AmeriSource. Also joining us are Kurt Hilzinger, President and Chief Operating Officer of AmeriSource, and Neil F. Dimick, Bergen's Chief Financial Officer. After management has concluded their formal remarks, a question-and-answer period will follow. The operator will instruct you on procedure at that time.

               Before we get started, I would like to remind everyone that this conference call will contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.

               The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

               More detailed information about factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission. The companies are under no obligation to update or alter their forward-looking statements.

               So, with these formalities out of the way, I'd like to turn the call over to Bob Martini.

R. Martini:    Good morning and thank you for joining us.  We are very excited about this morning's announcement and our plans to combine
               AmeriSource and Bergen Brunswig and create a new $35 billion healthcare services company.

               This is a well thought out combination which we have been working on for some time. There are so many reasons why this is a strategically compelling transaction. We are confident that bringing our two great companies together will allow us to deliver enhanced benefits for shareholders, customers, suppliers, and employees.

               We will be creating a new company that will be one of the 50 largest in the U.S. in terms of revenue. I am comfortable that this is such a good fit because I know that we both have corporate cultures that are recognized for their focus on quality, efficiency and customer satisfaction.

               As independent companies, we each have tremendous strengths. But we are very excited by the opportunity this combination brings - to generate enhanced growth, achieve substantial synergies and produce benefits for suppliers and customers of both organizations.

               The organization that we will create will combine the best of both AmeriSource and Bergen.

               That's reflected in our new name, AmeriSource-Bergen Corporation, and our new structure. There will be equal representation of the Board of Directors. There will be a total of ten members, with eight independent directors, including three from each company. Also, AmeriSource-Bergen will nominate two additional unaffiliated directors.

               I will now turn the call over to Dave Yost, the Chairman and CEO of AmeriSource. I've known Dave for many years as a terrific competitor. As many of you know, we have had a CEO search underway at Bergen, and Dave embodies the qualities we've been looking for: a proven track record, hands-on operating experience, strategic vision, and leadership. I am looking forward to working with Dave, who will become the CEO and President of the new company.

               Dave?

D. Yost: Thanks, Bob. Good morning everyone. On behalf of everyone at AmeriSource, I'd like to convey our excitement about this transaction.

               Bob touched on a few of the strategic, financial, operating and cultural reasons for this transaction.

               As he said, they are compelling.

               First, it is important to note that this combination is not about being big. It's about being the best. We will take the best from each Company. We have chosen to create an entirely new company, AmeriSource-Bergen, to reflect our best of the best approach.

               Over the next several months we will develop the operating policies, organizational structure and the like that best suits our new enterprise.

               AmeriSource and Bergen are a great geographic and strategic fit. Together, we will be the absolute finest wholesale drug operation in the U.S.

               While we both operate nationally, AmeriSource has a larger presence in the Eastern U.S. and Bergen's distribution business has a larger presence in the West.

               AmeriSource's strength is in the acute care business, independent retail pharmacy programs and regional chains. Bergen is strong in the long-term care business, independent retail regional chains, as well as national chains. We also feel that PharMerica's long-term-care pharmacies and its workers' compensation business as well as ASD's specialty healthcare offerings of oncology, vaccines and biotech products, which are a part of Bergen's portfolio of businesses, will enhance AmeriSource-Bergen's position in healthcare. We believe we will be able to serve all market segments better.

               Our businesses match up in other ways. AmeriSource's American Health Packaging unit will provide added benefits to Bergen's PharMerica and drug distribution operations. Throughout all their operations, both companies share a common culture of providing outstanding service and making customer satisfaction paramount.

               The new management team also reflects our combined capabilities.

               . The senior management team will include Kurt J. Hilzinger, the
                 President and Chief Operating Officer of AmeriSource, who will become Executive Vice President and Chief Operating Officer of the combined company.

               . Neil F. Dimick, Bergen's current Chief Financial Officer, will become Executive Vice President and Chief Financial Officer of the new Company.

               The new Company structure also includes an Executive Management Committee, which I will head. The AmeriSource-Bergen committee will include Kurt Hilzinger and Neil Dimick as well as three Senior Vice Presidents who will report to Kurt:

               . Brent R. Martini, President of the drug distribution business at Bergen, will become President of AmeriSource-Bergen Drug Company.

               . Charles J. Carpenter, now the President of PharMerica, will remain in the same position at the new company.

               . Steven H. Collis, President of Bergen's ASD Specialty
                 Healthcare, Inc., will continue to head the unit under AmeriSource-Bergen

               AmeriSource-Bergen will be headquartered in Valley Forge. There will also be an East Coast operations center there as well as a West coast operations center in Orange, California.

               I know many of you are wondering about FTC review. We have made a very thorough and lengthy study of the antitrust issues with our legal, economic and financial antitrust experts and, based on that study, we do not anticipate that the FTC will challenge this merger.

               We believe that for several reasons: this transaction does not reduce competition, nor does it violate antitrust laws.

               In fact, we believe very strongly that the combination of AmeriSource and Bergen will enhance competition in drug distribution.

               . The merger will not only enhance the competitive position and efficiency of AmeriSource and Bergen, it will also improve competition in drug distribution generally.

               . That is because a combined company will be in a position to achieve the economies of scale that are greater than either of us could achieve on our own.

               . It's worth noting that the situation today bears little
                 resemblance to 1997. There is every reason to believe that our transaction will ensure that drug distribution remains dynamic and intensely competitive.

               We also expect the transaction to pass with the FTC because distribution is about the only major area of healthcare where costs are going down. Both AmeriSource and Bergen have met that challenge consistently and steadily over time. This combination will continue that trend.

               And finally, this transaction will allow us to enhance and expand the programs and services we offer our customers. Many of our customers have encouraged us to move forward with this transaction.

               In short, we are confident that the combined company will be an efficient healthcare supply chain management company well positioned to compete and grow.

               Customer focus and service orientation was one of the early issues that Bob and I discussed in bringing these two fine companies together. We share a vision that this new corporate entity will be the standard for service in the industry and will enhance and expand our already strong service offering.

               With that, I'd like to turn the call over to Kurt Hilzinger, President and Chief Operating Officer of AmeriSource to further detail the benefits of this transaction and the synergies that we anticipate achieving.

K. Hilzinger:  Thanks Dave. Good morning, everyone. As noted in the press release, we expect that combined company will achieve more than $125 million in annual operating savings by the end of the third year after the transaction closes. We have done a significant amount of work to identify the synergies of this transaction.

               Our approach to the integration is straightforward: Take the best from each company.

               This will be achieved by:

               1. Fewer, but larger and more efficient distribution centers.
               2. The consolidation of our corporate staffs.
               3. Efficiencies in purchasing, especially in our generics
                  programs, and improved buying and vendor margin opportunities.
               4. Lower financing costs, and improved working capital turns; for example, we expect to reduce replenishment days in inventory.
               5. Combining and significantly enhancing customer offerings and programs.

               These synergies are tangible and achievable, and both companies have proven track records of consolidating our respective operations in recent years. For example, at AmeriSource we have integrated C.D. Smith and centralized our information systems. Bergen Brunswig has done a significant amount of work to continue to rationalize their distribution network.

               As many of you know, each of our companies have network expansions planned and this combination will allow us to rationalize our investments and avoid duplicative capital expenditures as we accommodate growth in our business.

               . At this time we will not specifically address some of the details regarding the integration, including the number and location of DCs to be consolidated. But as we get closer to the completion of the merger, we will then be in a position to provide more information.

               . We do expect that our staffing levels will be reduced in connection with the consolidation of the corporate and distribution center level staffs. We have told our people that senior management of both companies will work together to analyze the capabilities of the two organizations in order to determine the best possible organizational structure following the merger. That is exactly what we are going to do.

               At this point, I'd like to turn the call over to Neil Dimick, Chief Financial Officer of Bergen, who will take you through the transaction.

N. Dimick:     Thank you, Kurt.  I'd like to spend a few moments walking you through the key components of the combination.

               Stock-for-stock transaction:

               . Each share of Bergen Brunswig common stock will be converted into 0.37 share of the new company -- AmeriSource-Bergen common stock.

               . Each share of AmeriSource stock will be converted into one share of AmeriSource-Bergen common stock.

               . The transaction will be tax free to shareholders of both companies.

               . The new company will have approximately 103 million shares outstanding. Current AmeriSource shareholders owning approximately 51% of the combined company and current Bergen Brunswig shareholders owning approximately 49%.

               . Based on our closing stock prices on Friday, the new company will have a pro forma market capitalization of $5 billion

               Debt:
               -----
               . Combined company will have approximately $2.0 billion of debt and a total enterprise value of $7.0 billion.

               Dividend:
               ---------
               . We expect to pay a quarterly dividend of 2 1/2 cents/share.

               Accounting Issues:
               ------------------

               . As we noted, the transaction will be accounted for as a
                 purchase transaction under new guidelines for business combinations proposed by the Financial Accounting Standards Board (FASB).

               . Under the proposed new business combination accounting
                 guidelines, the companies anticipate that there will be approximately $10 million in annual expenses related to purchase accounting adjustments. These adjustments will be more than offset by the elimination of $23 million per year of goodwill amortization for the combined company.

               . Under the proposed FASB purchase accounting rules, the
                 transaction is expected to be non-dilutive before synergies and special charges.

               . Under existing purchase accounting rules, the merger will be accretive in the second full year as synergies are realized, excluding special items.

               Other Items:
               ------------

               . We believe this transaction is a credit enhancing event. With no additional debt, improved working capital turns, and the
                    ----------
                 increase on operating cash flow through the realization of synergies will facilitate deleveraging.
                                           ------------

               . Based on discussions with our financial advisors, we anticipate that we will be able to refinance our respective credit facilities at attractive rates.

               . As many of you know, each of our management teams has utilized return on committed capital metrics to evaluate financial performance, and this will continue to be a cornerstone of our financial philosophy going forward.


               Anticipated Closing:
               ---------------------

               While the transaction has been approved by the Boards of Directors of both companies, it is subject to Hart-Scott-Rodino review, shareholder approval, confirmation of the new FASB purchase accounting rules, and other customary closing conditions. As a result, we do not expect that the merger will close until the summer of 2001.

               I will now turn the call back over to Jeff who will coordinate questions.

               After conclusion of Q&A
               -----------------------

D. Yost: Thank you for joining us today, and in closing, I would like to reiterate our excitement about this merger and our confidence that we will effectively combine the best people, programs and operations from each company to emerge as an even stronger and more efficient player in the pharmaceutical distribution business.


                                    ********

TO:               BBC Management

FROM:             Executive Lead Team

DATE:             March 19, 2001

SUBJECT:          AmeriSource-Bergen Corporation

This morning, AmeriSource and Bergen Brunswig issued a joint press release in which they announced the signing of a definitive merger agreement. The merger is subject to shareholder and other customary approvals, and is expected to be consummated in the summer of 2001. However, it is extremely important to understand that the merger is not yet completed and until the transaction is closed, the following applies:

o AmeriSource continues to be a competitor and should be treated as such until the merger is completed. Unless you receive different instructions from your manager, you will be expected to carry out your normal day-to-day responsibilities with the same goals and objectives expected of you prior to this announcement.

o It is equally important to understand the significance of communicating a clear and consistent message to our customers, suppliers, associates and other partners. For this reason, it is extremely important that you promptly review and thoroughly familiarize yourself with the following attachments:

         I.       Memo to all BBC Associates from Bob Martini
         II.      Associate Q & A
         III.     Communication Guidelines
         IV.      AmeriSource/Bergen Brunswig Merger Summary
         V.       Customer Discussion Points (Drug Co. Focused)
         VI.      Supplier Discussion Points
         VII.     Customer Q & A (Drug Co. Focused)
         VIII.    Supplier Letter
         IX.      Required Securities Act Legends

If you have any questions regarding these materials, please see your manager for clarification. Please access the press release via the Bergen Brunswig website and/or intranet.

The announcement of this merger is a very significant event in Bergen's corporate history. Following completion of the merger, Bergen Brunswig and AmeriSource will become a new company under the name of AmeriSource-Bergen Corporation with the combined company's headquarters located in Valley Forge, Pennsylvania and a west coast management center located in Orange, California. The new management structure will reflect an integration of leadership with Robert E. Martini, currently chairman of Bergen Brunswig, as chairman of the combined company and David Yost, AmeriSource's chairman and chief executive officer, as chief executive officer and president. The senior management of AmeriSource-Bergen will also include Kurt Hilzinger, the President and Chief Operating Officer of AmeriSource, who will become Executive Vice president and Chief Operating Officer of the combined company, and Neil Dimick, Bergen's current Chief Financial Officer, who will become Executive Vice President and Chief financial Officer of the new Company. The new Company structure also includes an Executive Management Committee. Led by CEO Yost, the AmeriSource-Bergen committee will include Hilzinger and Dimick as well as three Senior Vice Presidents. They are Brent Martini, President of the drug distribution business at Bergen, who will become President of AmeriSource-Bergen Drug Company; Chuck Carpenter who will continue as President of PharMerica, now a Bergen subsidiary; and Steve Collis, President of Bergen's ASD Specialty Healthcare, Inc., who will continue to head the unit under AmeriSource-Bergen. Each of these companies will become subsidiaries of AmeriSource-Bergen Corporation.

The merger of AmeriSource and Bergen Brunswig represents a unique opportunity to build on the best qualities and strengths that made each company successful on a stand alone basis. Naturally, the integration presents us with a tremendous challenge but we expect to successfully meet this challenge while competitively pursuing opportunities based on the improved efficiencies of the combined company.

We are proud to join forces with a company of AmeriSource's caliber and look forward with great anticipation to the establishment of this new organization. However, until the merger transaction is completed Bergen Brunswig and AmeriSource remain competitors and we must do all we can to build on our successes by staying focused on the job at hand of providing the highest quality products and services to our customers and supplier partners.

                                    ********

TO:               BBDC Management

FROM:             Brent Martini

DATE:             March 19, 2001

SUBJECT:          AmeriSource-Bergen Corporation

This morning, AmeriSource and Bergen Brunswig issued a joint press release in which they announced the signing of a definitive merger agreement. The merger is subject to shareholder and other customary approvals, and is expected to be consummated in the summer of 2001. However, it is extremely important to understand that the merger is not yet completed and until the transaction is closed, the following applies:

o AmeriSource continues to be a competitor and should be treated as such until the merger is completed. Unless you receive different instructions from your manager, you will be expected to carry out your normal day-to-day responsibilities with the same goals and objectives expected of you prior to this announcement.

o It is equally important to understand the significance of communicating a clear and consistent message to our customers, suppliers, associates and other partners. For this reason, it is extremely important that you promptly review and thoroughly familiarize yourself with the following attachments:

         I.       Memo to all BBC Associates from Bob Martini
         II.      Associate Q & A
         III.     Communication Guidelines
         IV.      AmeriSource/Bergen Brunswig Merger Summary
         V.       Customer Discussion Points
         VI.      Supplier Discussion Points
         VII.     Customer Q & A
         VIII.    Supplier Letter
         IX.      Required Securities Act Legends

If you have any questions regarding these materials, please see your manager for clarification. Please access the press release via the Bergen Brunswig website and/or intranet.

The announcement of this merger is a very significant event in Bergen's corporate history. Following completion of the merger, Bergen Brunswig and AmeriSource will become a new company under the name of AmeriSource-Bergen Corporation with the combined company's headquarters located in Valley Forge, Pennsylvania and a west coast management center located in Orange, California. The new management structure will reflect an integration of leadership with Robert E. Martini, currently chairman of Bergen Brunswig, as chairman of the combined company and David Yost, AmeriSource's chairman and chief executive officer, as chief executive officer and president. The senior management of AmeriSource-Bergen will also include Kurt Hilzinger, the President and Chief Operating Officer of AmeriSource, who will become Executive Vice president and Chief Operating Officer of the combined company, and Neil Dimick, Bergen's current Chief Financial Officer, who will become Executive Vice President and Chief financial Officer of the new Company. The new Company structure also includes an Executive Management Committee. Led by CEO Yost, the AmeriSource-Bergen committee will include Hilzinger and Dimick as well as three Senior Vice Presidents. They are Brent Martini, President of the drug distribution business at Bergen, who will become President of AmeriSource-Bergen Drug Company; Chuck Carpenter who will continue as President of PharMerica, now a Bergen subsidiary; and Steve Collis, President of Bergen's ASD Specialty Healthcare, Inc., who will continue to head the unit under AmeriSource-Bergen. Each of these companies will become subsidiaries of AmeriSource-Bergen Corporation.

The merger of AmeriSource and Bergen Brunswig represents a unique opportunity to build on the best qualities and strengths that made each company successful on a stand alone basis. Naturally, the integration presents us with a tremendous challenge but we expect to successfully meet this challenge while competitively pursuing opportunities based on the improved efficiencies of the combined company.

We are proud to join forces with a company of AmeriSource's caliber and look forward with great anticipation to the establishment of this new organization. However, until the merger transaction is completed Bergen Brunswig and AmeriSource remain competitors and we must do all we can to build on our successes by staying focused on the job at hand of providing the highest quality products and services to our customers and supplier partners.

                                    ********

ATTACHMENT I


To:               Bergen Brunswig Associates

From:             Bob Martini

Date:             March 19, 2001

Subject:          AmeriSource-Bergen Corporation


Bergen Brunswig Corporation has entered into a definitive agreement with AmeriSource to form a new company called AmeriSource-Bergen Corporation. I think you will see we are creating a company that will play an important role in the healthcare industry throughout the new century.

The AmeriSource Bergen Brunswig combination will create an efficient and balanced healthcare services company well positioned to compete in our intensely competitive marketplace. Together we will offer an attractive combination of capabilities including drug distribution, clinical and operational information services, packaging, automation, outsourcing, and formulary management. In addition, PharMerica's long term care pharmacies and its workers' compensation business as well as ASD's specialty healthcare offerings of oncology, vaccines and biotech products, which are a part of Bergen's portfolio of businesses, will enhance AmeriSource-Bergen's position in healthcare services by providing greater depth of product offerings. The annual revenue of the combined entity will exceed $35 billion.

The new management structure will reflect an integration of leadership with Robert E. Martini, currently chairman of Bergen Brunswig, as chairman of the combined company and David Yost, AmeriSource's chairman and chief executive officer, as chief executive officer and president. The senior management of AmeriSource-Bergen will also include Kurt Hilzinger, the President and Chief Operating Officer of AmeriSource, who will become Executive Vice president and Chief Operating Officer of the combined company, and Neil Dimick, Bergen's current Chief Financial Officer, who will become Executive Vice President and Chief financial Officer of the new Company. The new Company structure also includes an Executive Management Committee. Led by CEO Yost, the AmeriSource-Bergen committee will include Hilzinger and Dimick as well as three Senior Vice Presidents. They are Brent Martini, President of the drug distribution business at Bergen, who will become President of AmeriSource-Bergen Drug Company; Chuck Carpenter who will continue as President of PharMerica, now a Bergen subsidiary; and Steve Collis, President of Bergen's ASD Specialty Healthcare, Inc., who will continue to head the unit under AmeriSource-Bergen. Each of these companies will become subsidiaries of AmeriSource-Bergen Corporation.

While we have worked together over the years to build Bergen Brunswig into the quality organization it is today, and feel comfortable that as a stand alone entity we are a strong and effective competitor, this combination will create a company that is even stronger and truly stands out from the rest. I know that forming AmeriSource-Bergen Corporation is in the best interest of our shareholders, customers, and our associates. I have deep regret, however, that not all associates will be assured a position in the new Company. I promise you that all associates will be treated with respect and fairness throughout all decision making processes.

So where do we go from here? It is very important to know that the official closing of the agreement between the two companies will take some time. In fact, we do not anticipate the close until sometime in the summer of 2001. Between now and then, we need to continue the due diligence process, and gain shareholder and other customary approvals. During this time, it is imperative that we build on our successes and continue the momentum we have achieved by running our business to the best of our abilities and provide the highest quality of products and services to our valued customers. In the unlikely event that the transaction is not accomplished, we will continue with our strategic plan of moving from simply being a deliverer of goods and services to being an integral partner with our customers and suppliers in all markets we serve.

I am sure many of you will have questions about today's announcement. Attached to this memo is a copy of our Press Release describing the transaction as well as a Question and Answer document that was prepared to provide you with the best answers we can at this time to your anticipated questions. We know there will be many more questions in the upcoming days and weeks and therefore have set up a confidential 800 phone mail box for your convenience. The number is 1-800-447-8011; within the Bergen Brunswig phone mail system you can leave a message with your questions and comments by calling extension 4842. Please do not hesitate to address your questions to your management team as well. We will continue to communicate with you frequently over the coming days, weeks, and months as to our ongoing progress.

As in the past, I have always been able to count on your support, and I know I can count on you now. Thank you for continuing to "Make A Difference".

                                    ********

ATTACHMENT II

                         AMERISOURCE-BERGEN CORPORATION
                          Associate Questions & Answers

1. Why are you merging the two companies?

There are a number of compelling reasons for this combination. We believe that AmeriSource-Bergen will be an efficient and attractive healthcare services company well positioned to compete in our intensely competitive marketplace.

In many respects, AmeriSource and Bergen are a perfect fit. Both companies have built strong, successful nationwide drug distribution businesses. Both companies share a deep commitment to superior customer service. Both companies have similar corporate cultures. The new combined company will bring a balance to the marketplace in terms of both geography and customer groups. While both operate nationally, AmeriSource has a larger presence in the Eastern U.S., and Bergen's distribution business has a larger presence in the West. The companies have complementary independent retail pharmacy programs. Both companies supply the hospital or health systems market that will benefit from the addition of Bergen's alternate site business. Also, AmeriSource's American Health Packing unit will provide added benefits to Bergen's PharMerica. AmeriSource and Bergen Brunswig share a common culture of providing quality service and making customer satisfaction paramount.

2.  What is the time frame for the transaction?

The transaction must be approved by shareholders. It is also subject to regulatory and other customary approvals. We expect the merger to be completed sometime during the summer of calendar year 2001. No changes will be made until after the merger is completed. Therefore, it is much too early to speculate on any specific changes. For legal and other business reasons, Bergen and AmeriSource must remain separate independent organizations until the merger is consummated. This means that you must continue to treat AmeriSource as a competitor until after the merger is completed. We will communicate any organizational changes to you as far in advance as we are allowed under the law.

3.  Will our distribution centers be consolidated?

Yes, there will be some consolidation between the two distribution companies. However, for legal and other important business reasons, Bergen and AmeriSource will continue to operate independently through their existing distribution networks until after the merger is consummated. Any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers and others to determine the most efficient and high quality distribution network.

We deeply regret that not all associates will be assured a position following the consolidation. Both AmeriSource and Bergen have promised that all associates will be treated with respect and fairness throughout the decision making process. In addition, outplacement services and severance will be provided to each individual adversely affected by the reorganization. At this point, however, no final plans have been made, and no concrete actions can be taken until the merger is approved and finalized. Any consolidation that affects Bergen associates will be communicated as far in advance of implementation as legally and practically possible.

4. Where will the corporate headquarters be located?

The Corporate headquarters will be located at AmeriSource's current headquarters in Valley Forge, Pennsylvania.

5. What corporate/general office departments will most likely be consolidated?

It is difficult to determine what departments will be the first to consolidate; a great deal of due diligence needs to be performed. While the headquarters will be in Pennsylvania, certain functions will remain in the west coast management center in Orange, California in order to provide the appropriate support and services to the new, larger organization. As has always been our practice, we will communicate with you on an ongoing basis and keep you apprised of consolidation decisions and time frames. Many of you will be asked to assist in the due diligence process and we look forward to your input.

6. Will there be layoffs?

Bergen and AmeriSource senior management will work together to analyze the capabilities of the two organizations in order to determine the best possible organizational structure. The best practices of each organization, as well as the anticipated future growth and staffing needs of the combined company, will be instrumental in this decision making process. We expect that gaining efficiencies through certain departmental and distribution center combinations will result in the reduction of current staffing levels. This kind of analysis takes time however, and it is premature to speculate on the ultimate outcome or where staffing reductions will occur. When the time comes for making these difficult decisions, AmeriSource-Bergen intends to carefully consider the needs of the affected associates and treat them fairly and with respect. We have a long way to go before this merger is completed and before any merger related changes are made. Your human resources representative will communicate any planned changes as soon as legally and practically possible.

7. In the event of any layoffs company-wide, will there be severance packages offered?

Yes, severance packages will be provided to those associates who are laid off as a result of the acquisition. Associates will be given a minimum of two months' notice. Severance packages always include pay for all unused earned and accrued vacation. Please keep in mind that much analysis needs to take place during the due diligence period to determine the need for staff reductions. In addition, the task of combining two organizations the size of Bergen Brunswig and AmeriSource can take several years, after the official closing of the agreement.

8. Will anyone be asked to relocate? If yes, will relocation assistance be provided?

Once again, the analysis of both organizations may result in relocation opportunities for some associates. Any associate who is asked to relocate will be provided with relocation assistance.

9. Will associate benefit plans change? If so, how and when?

Until after the merger is completed, all compensation and benefit plans will continue to be administered as they are today. After completion of the merger, appropriate studies will be performed as to which programs are suitable for the new organization. The Company remains committed to providing a competitive and comprehensive benefits package.

10. What happens to the Bergen Brunswig 401k Plan? Investment Options? Loans?

Bergen Brunswig's 401K plan, including all investment options and loan options, will stay in place as long as Bergen Brunswig operates as an independent entity. During the due diligence period, we will be analyzing both Bergen Brunswig's and AmeriSource's 401K plans to determine the best plan for all associates.

11. Should I change my day-to-day activities or my approach to my responsibilities?

No, you should continue to carry out normal day-to-day responsibilities with the same goals and objectives as those established prior to this announcement. Please be aware that Bergen may be subject to regulatory review and approval processes in the next few months. You may be asked to assist in this process. Furthermore, associates should exercise caution to ensure that all communications regarding the merger or our business (written and oral) is both accurate and factual. If you have any questions, please contact your supervisor.

12. Will my hours change?

Your hours will change only if business requires a change, and then we will adapt to those demands the way we have in the past.

13. Will Bergen Brunswig Drug Company's programs and services change?

Programs and services from each company will be benchmarked and the best practices of each will be adopted. One of the reasons for the merger is to have additional resources to make investments in new opportunities, extend our combined product offering to a larger customer base and enhance our customer programs and value-added services.

14. Is this a merger or an acquisition?

This is a merger transaction that will create a new company, which will be called AmeriSource-Bergen Corporation.

15. What will the combined organization look like and what is contemplated for the future?

The current BBC organization will continue to operate independently until the agreement is closed. Bergen Brunswig Drug Company will be combined with AmeriSource's Drug Company, and, along with Bergen Brunswig Specialty Company and PharMerica, will be subsidiaries of the new company. Robert E. Martini will be Chairman of the Board of AmeriSource-Bergen Corporation, and David Yost, AmeriSource's current Chairman and CEO will be the CEO and President.

16. Is there a chance this merger may not occur?

The completion of any merger is subject to terms and conditions, and AmeriSource-Bergen is no exception. The merger is subject to shareholder, regulatory and other customary closing conditions. We are committed to doing everything possible to see that the merger is completed.

17. What happens if the transaction does not go through?

The pairing with AmeriSource produces combined benefits and strength. However, if the transaction is not consummated, Bergen's overall corporate strategy will not change.

18. What will customers of Bergen and AmeriSource think about the transaction?

Both Bergen and AmeriSource have talked with a number of customers and they have expressed strong support for the merger. These customers recognize that our goals are to enhance our service and become more efficient.

19. Is the FTC going to review this merger? Why do you think this merger can get done when the Bergen Brunswig/Cardinal and AmeriSource/McKesson combinations did not get done in 1998?

We expect that the FTC will review this transaction as a matter of routine course. We do not believe the FTC will challenge it because, in our analysis, this transaction does not reduce competition and does not violate anti-trust laws. This merger differs from the combinations proposed in 1998, primarily because the combination of companies is different and the nature of competition within the wholesale drug industry is different today than in 1998. In addition, key customers have expressed strong support for the AmeriSource-Bergen merger.

20. Does the fact that there is a new Administration in Washington D. C. have any impact on a potential FTC review?

Under current industry conditions, we believe this transaction would pass muster at the FTC under any administration. Indeed, the make-up of the FTC has not changed. Having said that, we certainly expect that if there is a change in FTC administration while this transaction is pending HSR review, the next administration will be at least as hospitable as the current administration.

21. What will happen to Bergen Brunswig's REWARD and management bonus programs?

Bergen Brunswig is still an independent operating entity until the closing, therefore, the opportunity to earn a REWARD and management bonus will continue for the current fiscal year. As in years past, we will be reviewing all our bonus programs prior to the beginning of FY02 and will make any necessary adjustments. You will be notified if any adjustments are made.

22. What do I do if the media calls?

It is very important that we communicate a clear and consistent message to our customers, suppliers, associates, and other partners. Do not respond to any questions from the news media or any requests for official statements about the merger. All such requests should be forwarded to Donna Dolan, Vice President, Investor Relations in the Orange General Office.

                                    ********

ATTACHMENT III

                            COMMUNICATION GUIDELINES

As you have read in the materials distributed to you today, it is extremely important to understand the significance of communicating a clear and consistent message to our customers, suppliers, associates and other partners. You have been given a number of items to use in coaching your associates in what to say. Please review and practice the following communications guidelines:

1. Familiarize yourself with the following attachments: the Associate Q & A, the AmeriSource/Bergen Merger Summary, the Customer Discussion Points, Supplier Discussion Points, Customer Q & A, and Drug Supplier Letter so that you can respond in a clear and concise manner to questions or comments of associates, customers, vendors, and others.

2. In order to avoid incorrect or misleading comments, you should avoid in-depth discussions with any customer, vendor or other person concerning details of the merger. Stick to the Discussion Points and explain that, for legal and other important business reasons, you are not able to discuss specifics at this time.

3. If the customer, vendor or other person presses you for more detailed information, or an explanation of what the merger would mean to their organization, stick to the discussion points and explain that (a) the merger is not completed yet, and (b) any details will be shared with them as soon as legally and practically possible.

4. Please promptly communicate to your manager any customer, vendor or other person who is concerned about or opposed to the merger, so that an appropriate follow-up can be made to address that concern or opposition.

5. This is a merger and the creation of a new company. Do not speculate on organizational structure, program offering of the combined company or timelines for completion of the merger.

6. It is not appropriate to discuss anything with AmeriSource associates, including specific customer information or personnel information. We are still independent companies in competition with one another.

7. Do not speculate on how the competition or government agencies may respond to this merger.

8. Do not speculate on the impact on benefits, 401(k) plans, promotions, job openings, etc.

9.   Do not speculate on our manufacturers' reaction to this merger.

10. Do not speculate on the outcome of the vote of shareholders of the companies regarding this merger.

11.  Do not speculate on job changes or job elimination.

12. Do not make direct or casual promises or indications of continued employment, severance amounts or "special deals" to associates.

Above all, do stay focused on your job and use the communication materials provided.

                                    ********

ATTACHMENT IV

                           AMERISOURCE/BERGEN SUMMARY


Bergen Brunswig is very excited about the proposed merger with AmeriSource and the creation of a new healthcare services company called AmeriSource-Bergen Corporation. Both companies have a proud history in pharmaceutical wholesaling and a strong customer following due to each company's demonstrated ability to deliver innovative value added services and products which have enabled those customers to prosper. We are very pleased at the prospect of combining the two companies and the opportunity to build upon each company's success and reputation, particularly in the areas of outstanding customer service, customer satisfaction and quality. We anticipate that completion of the merger will take several months, as the merger is subject to shareholder and other customary approvals. Therefore, until the merger is completed, Bergen and AmeriSource will remain independent and competing organizations.

Once the merger is completed the combined company will be named AmeriSource-Bergen Corporation, and will consolidate volume in and begin serving customers from an expanded distribution network. The new management structure will reflect an integration of leadership with Robert E. Martini, currently chairman of Bergen Brunswig, as chairman of the combined company and David Yost, AmeriSource's chairman and chief executive officer, as chief executive officer and president. The senior management of AmeriSource-Bergen will also include Kurt Hilzinger, the President and Chief Operating Officer of AmeriSource, who will become Executive Vice president and Chief Operating Officer of the combined company, and Neil Dimick, Bergen's current Chief Financial Officer, who will become Executive Vice President and Chief financial Officer of the new Company. The new Company structure also includes an Executive Management Committee. Led by CEO Yost, the AmeriSource-Bergen committee will include Hilzinger and Dimick as well as three Senior Vice Presidents. They are Brent Martini, President of the drug distribution business at Bergen, who will become President of AmeriSource-Bergen Drug Company; Chuck Carpenter who will continue as President of PharMerica, now a Bergen subsidiary; and Steve Collis, President of Bergen's ASD Specialty Healthcare, Inc., who will continue to head the unit under AmeriSource-Bergen. Each of these companies will become subsidiaries of AmeriSource-Bergen Corporation.

The corporate headquarters for the combined company will be located in Valley Forge, Pennsylvania with a west coast management center in Orange, California. Once the merger is completed, greater specificity will be provided as to the new management structure that will reflect an integration of management in key roles from the merged companies.

As you know, both Bergen and AmeriSource have developed broad value-added programs essential to their customers. This merger will have a positive impact as a result of weaving the best programs from each into a combined offering. This will include improved merchandising services, manufacturer and product programs, third party reimbursement services and financial services that will assist our retail customers to prosper. Hospital, integrated delivery systems and alternate site customers should anticipate further development of more sophisticated order and inventory management systems, expanded software and EDI interface capabilities to provide tools to analyze purchasing patterns and formulary compliance. Additionally, the combined company will have a broad service capability in hospital pharmacy automation, pharmacy management services, information management services and pharmaceutical specialty packaging. These service offerings will continue to expand as they are essential in driving cost out of the supply chain and in facilitating ever increasing demand for information by customers, manufacturers and providers alike. In addition, PharMerica's long term care pharmacies and its workers' compensation business as well as ASD's specialty healthcare offerings of oncology, vaccines and biotech products, which are a part of Bergen's portfolio of businesses, will enhance AmeriSource-Bergen's position in healthcare services by providing greater depth of product offerings.

AmeriSource and Bergen are each well recognized for their effective utilization of technology in the operations and customer based systems. This expertise will serve the combined company well and permit the enhancement of software systems and result in improved order-entry, inventory management systems and other information solutions designed to meet customer needs. The combined company will be able to more effectively channel information systems resources to develop new and innovative offerings as a single operating system emerges.

We expect the trend of fierce competition to continue among the members of the drug wholesaling industry as efficiencies have historically translated into cost concessions that benefit the customers we serve. As there are significant efficiencies associated with this merger to the benefit of our customers, you can expect our competition to raise concerns about the merger. We believe our competitors recognize the industry dynamics and their view of the merger will grow out of concern about the intensified and more difficult competitive environment created by a combined firm that is more efficient with a lower cost structure.

As we embark on this significant event in our corporate history, we trust we can count on your continued support and confidence.

                                    ********

ATTACHMENT V

                           CUSTOMER DISCUSSION POINTS

I.  The Merger Will Produce Substantial Operating Efficiencies and Cost Savings

The combination will generate substantial operating efficiencies and reduce operating costs for the combined company savings much more quickly than either party could achieve independently. After the merger, the combined firm will consolidate volume in newly constructed or expanded distribution centers, achieving increased efficiencies and additional cost savings.

The result will be a highly efficient network of high-volume, state-of-the-art distribution centers that can profitably service all regions currently served by Bergen and AmeriSource at a lower cost resulting in savings that can be shared with customers. This is an industry with a proven track record of lowering prices when efficiencies are achieved by eliminating costs and achieving economies of scale.

II. The Merger will Enable the Establishment of Larger and More Sophisticated Purchasing and Support Programs with Manufacturers

A combined Bergen/AmeriSource will be able to establish larger and more sophisticated purchasing and support programs with pharmaceutical manufacturers designed to further reduce costs in the pharmaceutical delivery channel

III. The Merger will Result in the Enhancement and Further Development of a Wide Range of Programs and Services For All Customer Segments

The combined company's software systems, order-entry and customer inventory management systems, hospital pharmacy automation systems, and third party transaction processing systems will be will be enhanced as a result of the merger. While we recognize you currently have a variety of sources to obtain all the services we provide you, after the merger you will have an expanded offering of ancillary services.

IV.   Post-Merger Industry Will Remain Fiercely Competitive

You can expect that our competitors and others may attempt to create concerns about the merger. We believe that the creation of a more efficient wholesaler will continue to stimulate fierce competition among all members of the drug wholesaling industry. As for our competitors, they are not looking forward to the intensified and more difficult competitive environment they will face when the merger is completed, and they have to compete with a lower-cost, more efficient combined firm.

V.    Request the Customer's Support of the Transaction

We hope to count on your support for the transaction. [If reaction is positive]:
We would ask that you promote the merger to others within your organization.

                                    ********

ATTACHMENT VI

                           SUPPLIER DISCUSSION POINTS

I.    Establishment of Larger and More Sophisticated Purchasing Programs

A combined AmeriSource/Bergen will be able to establish larger and more sophisticated manufacturer support programs. These programs will help drive customer and patient formulary compliance and present significant additional sales volume opportunities for your organization.

II.   The Merger Will Produce Substantial Efficiencies

The combination will generate substantial operating efficiencies and reduce operating costs for the combined company beyond savings that either party could achieve independently. After the merger, the combined firm will consolidate volume in newly constructed or expanded distribution centers, achieving increased efficiencies and additional cost savings.

The result will be a highly efficient network of high-volume, state-of-the-art distribution centers that can profitably service all regions currently served by AmeriSource and Bergen at a lower cost resulting in savings that can be shared with customers.

This is an industry with a proven track record of lowering prices when efficiencies are achieved by eliminating costs and achieving economies of scale.

III. The Merger will Result in the Enhancement and Further Development of a Wide Range of Programs and Services For All Customer Segments

The combined company's software systems, improved order-entry and customer inventory management systems, hospital pharmacy automation systems, third party transaction processing systems, and manufacturer market share/sales data systems will be enhanced as a result of the merger.

IV.   Post-Merger Industry Will Remain Fiercely Competitive

We believe that creation of a more efficient wholesaler will continue to stimulate fierce competition among all members of the drug wholesaling industry and ensure that our mutual customers obtain and distribute your products in the most efficient manner possible.

V.    Request the Supplier's Support of the Transaction

We hope to count on your support for this transaction. [If reaction is positive]: We would ask that you promote the merger to others within your organization. If at any time you want to discuss the transaction and the potential effect on your organization or the industry in general, please call us and we'll be happy to share with you whatever details we can.

                                    ********

ATTACHMENT VII

                                 CUSTOMER Q & A


1. I've seen the way companies go through consolidations, I'm sure that the systems portion will be a nightmare, won't it?

Response: System conversions and consolidations almost always take longer than we would like. However, we have gained experience with each of our previous acquisitions which have involved systems conversions and our IS group has become quite skilled at this process. We believe that the final product has always been an improvement in our information systems, whether operating systems in the Distribution Center or Customer Systems. Our goal will be to take the best that both companies have to offer and create information systems that are the best in the industry.

2. You talked about reducing costs and increasing productivity, does that mean you will be eliminating or reducing customer service representatives and other personnel?

Response: The combination of Bergen Brunswig and AmeriSource will result in greater efficiencies and lower costs, but not at the expense of a reduction or elimination of existing services. We do expect to eliminate duplicate resources, but it is our intention to ensure that our customers receive the same or better service from the combined company. After all, if you don't receive equal or better service from the combined firm, we would expect you to move your business elsewhere.

3. This concerns me. You will be removing a competitor and my prices, especially my generic prices, will be going up.

Response: We believe the environment will continue to be very competitive. You will still have many alternatives to choose from, including other wholesalers, direct distribution and mail order. These other wholesalers and alternate distribution channels will continue to compete for your business, but we intend to retain you as a customer for years to come and that means offering competitive pricing. As far as generics, we think that the combined company will be a larger buyer of generics. This will allow us to make better deals with those generic companies who are desirous of greater volume. That means we will have enhanced purchasing programs with better pricing for you.

4. The two companies are so different, how can you say to me that this will work out smoothly?

Response: The two companies actually share many similarities in regard to our core distribution business strategies. We are both focused on the continued development of more efficient delivery systems and value-added programs for our customers. We believe the merger will create an opportunity to blend the best characteristics of both organizations, which should result in the development of innovative solutions for our customers.

5.    When will I see all of the benefits that you are talking about?

Response: The merger requires shareholder approval of both companies and other customary approvals. We anticipate that this process will take several months. During that time, both organizations will continue to operate independently and compete for the same business just as they have prior to this announcement. After the merger is consummated, we'll be able to share with you the benefits that we believe will arise out of the merger.

6. I use you both now, one as a primary and one as a secondary. I want you to give me a price on the combined volume now.

Response: The merger requires shareholder and other customary approvals. We anticipate that this process will take several months. During that time, both organizations will continue to operate independently and compete for the same business, just as they have prior to this announcement. After the merger is consummated, we'll be able to share with you our plans for consolidations and other benefits that we believe will arise out of the merger.

7.    Will my Bergen system be changed to something else?

Response: Not in the foreseeable future. We will continue to support the Bergen platform. Eventually, our goal with the combined companies is to take the best that both have to offer and create systems for our customers that are the best in the industry. In order to accomplish this, we'll be talking with our customers and soliciting their feedback on system specifics.

8. This is a big project for your company. I'm concerned that your service will go down so I better get a secondary/co-prime vendor.

Response: Our service levels to you will not be adversely affected by the merger. To the contrary, the primary reason for doing this merger is to create a highly efficient distribution system that can provide improved service at a lower cost resulting in further savings and service enhancements that can be shared with our customers. We are and will continue to be focused on providing quality service to our customers. Once the merger is consummated, we expect to implement the best practices from both companies and anticipate that you will receive equal or better service.

9.    How will you be bringing the programs of Bergen and AmeriSource together?

Response: The merger requires shareholder and other customary approvals. We anticipate that this process will take several months. During that time, both organizations will continue to operate independently and compete for the same business, just as they have prior to this announcement. However, there will be people reviewing things such as best practices of each company and developing plans for the combined companies. Once the merger is consummated, we'll be able to respond more specifically to your request.

10.   Is this a merger or an acquisition?

Response: It is a merger and the creation of a new company, AmeriSource-Bergen Corporation.

11.   I'm a Good Neighbor store and I do not want to change to another program.

Response: The merger requires shareholder and other customary approvals. We anticipate that this process will take several months. During that time, both organizations will continue to operate independently and compete for the same business, just as they have prior to this announcement. This means that there will be no definitive decisions made about program offerings until the merger is consummated. I can tell you that when the time is right, we'll be talking to customers and soliciting feedback in order to develop the best programs for the Retail Independent. Both companies have focused on programs which are designed to support the continued success of the Independent and that will be the focus of the combined company

12. In my market, Bergen and AmeriSource are the two main wholesalers. By merging, you are reducing the competitive environment.

Response: There are several strong alternate wholesalers whom we expect will enter the market and provide competition. We aren't naive enough to believe they will resist the opportunity to increase their presence in this market. That's why we will be certain to continue to provide high quality service and highly competitive pricing.

13. Isn't the FTC going to look at this? What makes you believe they will allow this merger?

Response: We expect that the FTC will review this transaction as a matter of routine course. We do not believe that the FTC will challenge it because, in our analysis, this transaction does not reduce competition and does not violate antitrust laws. This merger differs from the proposed combinations in 1998, primarily because the combination of companies is different today and the nature of competition within the wholesale drug industry is different today than in 1998. In addition, key customers have expressed strong support for the AmeriSource-Bergen merger.

                                    ********

ATTACHMENT VIII

                              DRUG SUPPLIER LETTER

To Our Valued Trading Partners,

You have probably already received the news of the pending merger of Bergen Brunswig and AmeriSource. We are extremely excited about this transaction and would like to take this opportunity to provide you with some information concerning the formation of this new company called AmeriSource-Bergen Corporation. I am sure this move comes as a surprise but I think you will agree we are creating a company that will play an important role in the healthcare industry throughout this century.

AmeriSource-Bergen Corporation will offer attractive capabilities to all venues of care that include drug distribution, clinical and operational information services, packaging, automation, outsourcing, contracting administration and pharmacy and formulary management. In addition the combined organizations will be focused on providing programs and services that are designed to drive market share for its valued trading partners. In short, this combination will create an efficient healthcare supply chain management company well positioned to successfully compete in today's competitive marketplace.

Specifically, we will continue to support your company and intend to provide even more sophisticated manufacturer programs that will drive customer and patient compliance, marketing programs designed to drive share in addition to significant sales volume. The high volume state of the art distribution, packaging, and outsource networks will provide efficient high quality service for all of our customers and supplier partners.

We anticipate the transaction will close sometime in the summer of calendar 2001. Please continue to work with your same contact person at Bergen Brunswig concerning any decisions or information regarding your products or service. If you have any questions or concerns please feel free to contact me at any time at
(714)385-4146. Thank you for your continued partnership and support. We look forward with great anticipation to the new AmeriSource-Bergen Corporation providing you with exciting opportunities for increased efficiency and cost reduction, and enhanced market share opportunities.

Sincerely,



Douglas E. Batezel
Chief Procurement Officer
Bergen Brunswig Drug Company


                                    ********

ATTACHMENT IX

Forward-Looking Statements

The foregoing communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.